UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-42101

SUPER HI INTERNATIONAL HOLDING LTD.

1 Paya Lebar Link, #09-04

PLQ 1 Paya Lebar Quarter

Singapore 408533

+65 6378 1921

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release – Super Hi Announces Changes to Executive Leadership and Board Composition
Exhibit 99.2	Announcement – Change of Executive Director and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER HI INTERNATIONAL HOLDING LTD.

By:	/s/ Ping Shu
Name:	Ping Shu
Title:	Director and Chairman

Date: June 21, 2024